Exhibit 4.3.1

Achievers Capitalization

		1.6 for 1		% w/	% w/
	Shares	distribution	Percent	Preferred	Pref and wts
Outstanding shares	5,108,900
Purchase from controlling s/h	3,340,000
Public float	1,768,900	2,830,240	23.2%	21.1%	14.6%
Shares issued to Sincerely	5,867,608	9,388,172	76.8%	70.0%	48.3%
Total	7,636,508	12,218,412	100.0%		62.9%
Investor Preferred	750,312	1,200,499		8.9%	6.2%
Total w/ Investor Preferred	8,386,820	13,418,911		100.0%	69.1%
Investor Warrants $1.20		3,000,000			15.4%
Investor Warrants $2.00		3,000,000			15.4%
Total w/ Investor Preferred and Wts		19,418,911			100.0%
outstanding shares + escrow shs		13,218,412

Note: of the 3,340,000 shares purchased from the controlling s/h, 1,000,000 shares are held in escrow
These shares are not treated as outstanding for purposes of this table